(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

PAINCARE HOLDINGS, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

1030 N. Orange Avenue, Ste. 105

City, State and Zip Code:

Orlando, FL 32801

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant could not complete the Form 10-Q within the prescribed time because of (i) changes to the Registrant’s financial statements resulting from comments raised by the Securities and Exchange Commission, and (ii) restatements of prior periods.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Szporka (Name)	(407) (Area Code)	367-0944 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See below:

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PAINCARE HOLDINGS, INC.

Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2006 and 2005 (Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
		(As restated)		(As restated)
Revenues:
Pain management	12,485,143	$9,794,283	25,714,642	$19,055,347
Surgeries	1,604,047	2,301,230	3,485,077	3,705,033
Ancillary services	9,502,122	3,792,340	17,700,067	7,364,213

Total revenues	23,591,312	15,887,853	46,899,786	30,124,593

Cost of revenues	5,370,006	2,434,558	10,110,740	5,015,781

Gross profit	18,221,306	13,453,295	36,789,046	25,108,812

General and administrative expense	15,455,145	981,758	28,061,948	26,316,057
Amortization expense	626,074	285,131	1,117,405	532,899
Depreciation expense	548,095	241,526	1,171,595	505,877

Operating income (loss)	1,591,992	11,944,880	6,438,098	(2,246,021)

Interest expense	2,095,721	1,292,490	4,027,915	2,191,410
Derivative expense (benefit)	(98,396)	(4,992,151)	(10,492,951)	13,246,747
Other income	311,428	114,361	453,537	143,383

Income (loss) before income taxes	(93,905)	15,758,902	13,356,671	(17,540,795)

Provision (benefit) for income taxes	315,717	4,551,003	1,504,324	(985,062)

Income (loss) before minority interests	(409,622)	11,207,899	11,852,347	(16,555,733)

Minority interests in net earnings of consolidated subsidiaries	396,469	97,072	770,339	97,072

Net income (loss)	$(806,091)	$11,110,827	$11,082,008	$(16,652,805)
Basic income (loss) per common share	$(0.01)	$0.22	$0.18	$(0.37)

Basic weighted average common shares outstanding	64,482,619	51,621,811	63,011,366	44,412,972

Diluted income (loss) per common share	$(0.01)	$0.18	$0.16	$(0.37)

Diluted weighted average common shares outstanding	64,482,619	61,803,873	71,718,631	44,412,972

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PAINCARE HOLDINGS, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2006	By:	/s/ Mark Szporka
	Name:	Mark Szporka
	Title:	Chief Financial Officer

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